Exhibit 99.1

Press Release dated July 6, 2004

TRENCH TO REDEEM $160,000,000 10¼% SENIOR SUBORDINATED NOTES
DUE 2007, ISSUED DECEMBER 16, 1997

Trench Electric S.A. and Trench Inc. announced today that they will redeem all of their outstanding 10¼% Senior Subordinated Notes Due 2007, issued December 16, 1997 (ISIN 894851AB03), in an aggregate principal amount of $160,000,000 on August 7, 2004.

The notes will be redeemed at 103.417% of the principal amount outstanding, plus accrued and unpaid interest for the period from June 15, 2004 to August 6, 2004. Holders of notes will receive instructions from their clearing agent or should contact the Trustee, JPMorgan Chase Bank, at www.chase.com/bondholders or 1-800-275-2048 regarding redemption procedures.

Trench is a world leader in power engineering and the design of specialized electrical products, with sales of US$280 million and operating income of US$42 million for the year ended December 31, 2003. The company has over 40 years of proven experience, serving customers in the utility and industrial markets around the globe. The company’s major product categories include reactors, instrument transformers, bushings and line traps. Trench is a global business, with operations in North America, Europe, Brazil and China.

Trench was advised by the London office of Kirkland & Ellis.